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                    Filed by Citizens & Northern Corporation pursuant to Rule
                    425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Act of 1934

                    Subject Company: Citizens & Northern Corporation Commission File No.: 333-45224

                    First used on November 13, 2000


November 13, 2000

TO: ALL PEOPLES LTD. SHAREHOLDERS

On November 17th, at 2:00 P.M., the shareholders of Peoples Ltd. will vote to consider the approval of the proposed merger with Citizens & Northern Corporation. The outcome of that vote is of critical importance to you as a shareholder. At our shareholder information meeting on November 9th, we explained the benefits of the transaction to all of the parties (shareholders, employees and the community) to be affected by the merger.

In response to several questions about value, we feel it is important to highlight the financial benefits one more time before the shareholder meeting:

     - Peoples Ltd. shareholders will own approximately16.5% of the resulting corporation.

     - Book value per share of Peoples Ltd. will increase approximately 17.5%. This is an increase of more than $2,000,000 of net worth for Peoples' shareholders in the aggregate.

     - Dividends per share of Peoples Ltd. are expected to increase approximately 70%, from $1.40 per share to $2.40 per share.

     - The liquidity or the ability to buy and sell shares readily through a more established market may increase substantially. You will own shares in a corporation with over 6,000,000 shares, versus 410,000 shares with Peoples Ltd.

We have enclosed a reprint of a news article that appeared in THE SUNDAY REVIEW, our local paper, on November 12, 2000. Mr. McShane, of Ryan, Beck & Co., who is quoted in the article, has been working with us from the beginning of our merger opportunity deliberations.

I hope you can attend the Shareholders Meeting on Friday, November 17. If you are unable to attend, please be sure to send in your proxy. If you have already executed a proxy and wish to change your vote, you may do so by submitting another proxy with a later date, or by appearing in person at the Peoples Ltd. Special Meeting on November 17, 2000. Please call me if you have any questions or comments at (570) 746-1011.

Cordially,

/s/ Donald E. Abrey
Donald E. Abrey
President and CEO